EXHIBIT I








                                       4.

                         STATEFED FINANCIAL CORPORATION
                                519 Sixth Avenue
                             Des Moines, Iowa 50309

For Further Information Contact:                         FOR IMMEDIATE RELEASE

         John F. Golden, President and CEO             Date:    November 9, 1998
         StateFed Financial Corporation
         519 Sixth Avenue
         Des Moines, Iowa 50309
         Phone: (515) 282-0236


                         STATEFED FINANCIAL CORPORATION
                        ANNOUNCES FIRST QUARTER EARNINGS


     Des Moines, Iowa (NASDAQ: "SFFC") ------ StateFed Financial Corporation, the parent company for State Federal Savings and Loan Association of Des Moines, today announced financial results for the quarter ended September 30, 1998. For the three month period ended September 30, 1998, the company reported net income of $224,986 as compared to $224,141 for the same period in 1997, an increase of $845. The increase in net earnings was primarily due to an increase in net interest income of $32,700, an increase in non-interest income of $50,400, and a decrease in income tax expense of $15,000, partially offset by an increase in non-interest expense of $94,200 and an increase in provision for loan losses of $3,000.

     At September 30, 1998, the company had total assets of $89.4 million and total liabilities of $73.3 million, compared to total assets of $89.8 million and total liabilities of $73.7 million at June 30, 1998. The decrease in total assets for the three month period ending September 30, 1998 was due to a decrease in cash and amounts due from


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depository  institutions  of  $283,000  and a decrease  in loans  receivable  of
$307,000, partially offset by an increase in Federal Home Loan Bank Stock of $199,000.

     The book value of StateFed Financial Corporation increased to $10.38 per share at September 30, 1998. Earnings per share for the first quarter ended September 30, 1998 were 15 cents per share. As of September 30, 1998, there were 1,549,392 shares outstanding.

                                                                   Continued



                         STATEFED FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                      September 30, 1998 and June 30, 1998


                           ASSETS                      (Unaudited)
                                                    September 30, 1998     June 30, 1998
                                                    ------------------     -------------
Cash and amounts due from depository institutions       $  9,162,418        $  9,445,404
Investments in certificates of deposit                  $  1,479,119        $  1,478,514
Investment securities                                   $  2,680,405        $  2,743,518
Loans receivable, net                                   $ 68,673,086        $ 68,979,770
Real estate acquired for development                    $    236,596        $    231,870
Real estate held for investment, net                    $  2,244,137        $  2,262,060
Property acquired in settlement of loans                $  1,287,149        $  1,286,452
Office property and equipment, net                      $  1,550,272        $  1,564,077
Federal Home Loan Bank stock, at cost                   $  1,147,600        $    949,000
Accrued interest receivable                             $    514,460        $    542,246
Other Assets                                            $    393,785        $    318,654
                                                        ------------        ------------
        TOTAL ASSETS                                    $ 89,369,027        $ 89,801,565
                                                        ============        ============


      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits                                                $ 53,510,966        $ 53,671,860
Advances from Federal Home Loan Bank                    $ 18,943,409        $ 18,964,890
Advances from borrowers for taxes and insurance         $     48,749        $    340,686
Accrued interest payable                                $    192,719        $    134,251
Dividends payable                                       $     77,470        $     78,295
Income taxes:current and deferred                       $    334,259        $    232,019
Other liabilities                                       $    178,545        $    295,278
                                                        ------------        ------------

        TOTAL LIABILITIES                               $ 73,286,117        $ 73,717,279
                                                        ------------        ------------

Stockholders' equity:
Common stock                                            $      8,905        $      8,905
Additional paid-in capital                              $  8,510,143        $  8,483,110
Unearned compensation - restricted stock awards         $   (322,726)       $   (341,270)
Unrealized gain (loss) on investments                   $    134,522        $    119,928
Treasury stock                                          $ (1,852,760)       $ (1,643,697)
Retained earnings - substantially restricted            $  9,604,826        $  9,457,310
                                                        ------------        ------------

   TOTAL STOCKHOLDERS' EQUITY                           $ 16,082,910        $ 16,084,286
                                                        ------------        ------------

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $ 89,369,027        $ 89,801,565
                                                        ============        ============

                                                          1st Quarter
                                                          September 30
                                                 ------------------------------
                                                     1998              1997
                                                 ------------       -----------
                                                           Unaudited
OPERATIONS DATA

Total interest income ................           $1,706,083           $1,632,963

Total interest expense ...............           $1,038,485           $  998,046
                                                 ----------           ----------

Net interest income ..................           $  667,598           $  634,917

Provision for loan losses ............           $    9,000           $    6,000
                                                 ----------           ----------

Net interest income after
provision for loan losses ............           $  658,598           $  628,917

Non-interest income:
Real estate operations ...............           $  137,909           $   94,370

Other non-interest income ............           $   23,883           $   17,064
                                                 ----------           ----------

Total non-interest income ............           $  161,792           $  111,434

Total non-interest expense ...........           $  493,164           $  399,045
                                                 ----------           ----------

Income before income taxes ...........           $  327,226           $  341,306

Income tax expense ...................           $  102,240           $  117,165
                                                 ----------           ----------

Net Income ...........................           $  224,986           $  224,141
                                                 ==========           ==========

Earnings per share ...................           $     0.15           $     0.15

Diluted earnings per share ...........           $     0.15           $     0.15